FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 11th April 2011

2010 ANNUAL REPORT AND ACCOUNTS AND NOTICE OF 2011 ANNUAL GENERAL MEETING

Royal Dutch Shell plc (the ‘Company’) announces that its Annual General Meeting will be held at Circustheater, Circusstraat 4, The Hague, the Netherlands at 11.00 am (Dutch time) on Tuesday May 17, 2011, with an audio-visual link to a satellite meeting place at The Barbican Centre, Silk Street, London, EC2Y 8DS, United Kingdom at 10.00 am (UK time).

The Notice of the 2011 Annual General Meeting (the ‘Notice’) can be viewed and downloaded from www.shell.com/agm.

In accordance with the Listing Rules, a copy of each of the documents below have been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

Annual Report and Form 20-F for the year ended December 31, 2010
2010 Annual Review and Summary Financial Statements
Notice of 2011 Annual General Meeting
Notice of Availability of Shareholder Documents
Proxy Form relating to the 2011 Annual General Meeting

The Annual Report and Form 20-F for the year ended December 31, 2010 and 2010 Annual Review and Summary Financial Statements can also be viewed and downloaded from the Company’s website: www.shell.com/annualreport. Printed copies of the Notice and associated documents will be issued to shareholders today.

April 11, 2011

Mark Edwards
Deputy Company Secretary
+44 (0) 20 7934 2817

Media Contacts
International - Shell Media Relations +31 70 377 3600

Shell Investor Relations
The Hague - Tjerk Huysinga  +31 70 377 3996
North America - Ken Lawrence  +1 713 241 2069

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Deputy Company Secretary

Date: 11 April 2011